Exhibit 12.1

Independence Contract Drilling, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor				Predecessor
	Six Months Ended June 30, 2015	Fiscal Year Ended December 31,			January 1, 2012 through March 1, 2012
		2014	2013	2012
Earnings, as defined:
Income (loss) before income taxes	$663	$(31,526)	$(3,879)	$(10,349)	$(6,828)
Add: Fixed charges	2,324	3,688	1,360	530	48
Add: Amortization of capitalized interest	38	40	2	—	—
Less: Capitalized interest	(632)	(1,021)	(382)	—	—

Total earnings, as defined	$2,393	$(28,819)	$(2,899)	$(9,819)	$(6,780)

Fixed charges, as defined:
Interest expense, net of capitalized interest (1)	$1,029	$1,648	$257	$10	$15
Capitalized interest	632	1,021	382	—	—
Portion of rental expense which represents interest factor	663	1,019	721	520	33

Total fixed charges, as defined	$2,324	$3,688	$1,360	$530	$48

Ratio of earnings to fixed charges	1.03x	(2)	(3)	(4)	(5)

(1)	Interest expense includes amortized capitalized expenses related to indebtedness.
(2)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $32,507.
(3)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by $4,259.
(4)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges by $10,349.
(5)	Earnings for the predecessor period January 1, 2012 through March 1, 2012 were inadequate to cover fixed charges by $6,828.